UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2025

Commission File Number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

6 Ofra Haza Street • Or Yehuda • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On or about August 12, 2025, AudioCodes Ltd. (the “Registrant”) first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record (as determined as of July 31, 2025) a proxy statement for an Annual General Meeting of Shareholders to be held on September 16, 2025 at 2:00 p.m., local time, in Israel. A copy of the proxy statement will be made available under the “Investor Relations” section of the Registrant’s website at www.audiocodes.com.

The following documents are attached hereto and incorporated by reference herein:

●	Exhibit 99.1. Notice of and Proxy Statement for the Annual General Meeting of Shareholders, dated August 12, 2025.

●	Exhibit 99.2. Form of Proxy Card for use at the Annual General Meeting of Shareholders, to be held on September 16, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ ITAMAR ROSEN
Itamar Rosen, Advocate
Chief Legal Officer and Company Secretary

Dated: August 12, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of and Proxy Statement for the Annual General Meeting of Shareholders, dated August 12, 2025.
99.2	Form of Proxy Card for use at the Annual General Meeting of Shareholders, to be held on September 16, 2025.

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